SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For the Period ended December 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I -- Registrant Information

Full Name of Registrant	Biofuels Power Corp.

Former Name if Applicable
Address of Principal Executive Office (Street and Number)	10003 Woodloch Forest Drive, Suite 900
City, State, Zip Code	The Woodlands, Texas 77380

Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant’s financial statements for the year ended December 31, 2007, are not yet ready for distribution as a result of recent measures the registrant has taken to remediate internal control weaknesses noted in connection with its 2006 audit; the registrant’s acquisition of additional interests in a subsidiary limited partnership; and the accounting complexities involved with an accurate consolidation of those additional partnership interests.

Part IV -- Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Robert Wilson	(281) 364-9500
(Name)	(Telephone)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify the report(s).

[X] Yes                 [  ] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

[X] Yes                 [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Through September 30, 2007, the registrant incurred a net loss of ($262,800). During the last quarter of 2007, the level of activity increased substantially, the registrant incurred substantial non-cash expenses associated with certain compensatory stock grants and the registrant acquired substantial additional interests in a subsidiary limited partnership that is consolidated for financial statement purposes in accordance with the requirements of FIN 46(R). Until the consolidation is completed by the registrant and reviewed by the registrant’s independent registered public accountant, a reasonable estimate of the results of operations for the year ended December 31, 2007 cannot be made.

Biofuels Power Corp has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized

Dated: March 31, 2008	By: /s/ Fred O'Connor
Fred O’Connor, Chief Executive Officer